Exhibit 1.01

HEXCEL CORPORATION

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2018 to December 31, 2018

Hexcel Corporation has provided this Conflict Minerals Report pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”).

The terms “Hexcel,” “we,” “us” and “our” refer to Hexcel Corporation.

As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The “Covered Countries” are the Democratic Republic of the Congo and the countries that share an internationally recognized border with the Democratic Republic of the Congo.

1.	Company Overview

Hexcel is a leading advanced composites company headquartered in Stamford, Connecticut. Hexcel develops, manufactures, and markets lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, adhesives, engineered honeycomb and composite structures. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, recreational products and other industrial applications. Hexcel and its affiliates have manufacturing facilities and operations located in the Americas, Asia Pacific, Europe, Russia, India and Africa.

The products we manufacture are predominantly chemicals based metal substitutes, which do not contain 3TGs. Our Kent, Washington facility, however, manufactures a broad range of complex finished interiors for our customers, which include metal components such as fasteners used to attach metal and composite materials together, and electronic products such as speakers, lights, temperature sensors and heater mat assemblies. We refer to these products herein as the “Finished Interiors.” The metal and electronic components contained in the Finished Interiors, which are specified by our customers, are sourced from third party suppliers and may contain 3TGs that are necessary to the functionality of the Finished Interiors. Furthermore, Hexcel impregnates certain of its prepregs with a bronze mesh, which provides lightning strike protection in structural components for our customers, referred to herein as the “Lightning Strike Products.” The bronze mesh contains tin which is necessary to the functionality of the Lightning Strike Products. The aggregate cost of the metal and electronic components used in the Finished Interiors, and the bronze mesh used in the Lightning Strike Products, represents less than 0.5% of Hexcel’s total cost of sales.

We determined that our Finished Interiors and Lightning Strike Products contain 3TG based on a product component survey process. The process involved compiling a list of suppliers whose components may contain 3TG that were identified by our Sourcing group or by our Product Stewardship group following an analysis of available bills of materials, material specifications, or other documentation that describe the materials contained in products that we manufacture. Based on the components provided by the compiled list of suppliers, we determined that the Finished Interiors and the Lightning Strike Products (referred to collectively herein as the “Covered Products”) are our only products manufactured in 2018 for which 3TG was necessary to the functionality or production of the products.

2.	Supply Chain Overview

We purchase finished components necessary to the functionality or production of products we manufacture. As a purchaser of these components, we are many steps removed in the supply chain from the mining and processing of minerals that are in the components we purchase. In this regard, we do not purchase 3TG directly from mines, smelters or refiners. We rely on our direct suppliers to provide us with information regarding the origin of the 3TG contained in the components they supply to us.

3.	Description of Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG in the Covered Products originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. We took the following measures in connection with the RCOI:

(i)	sending letters to certain suppliers of components of the Covered Products explaining the Conflict Minerals Rule and soliciting certifications from those suppliers with regard to the presence of 3TG in the components supplied;

(ii)	soliciting survey responses from relevant suppliers of components of the Covered Products, using the Conflict Minerals Reporting Template (“CMRT”) designed by the Responsible Minerals Initiative (“RMI”);

(iii)	sending reminders to suppliers who did not respond to our requests for information; and

(iv)	reviewing responses we received from our suppliers, including for plausibility, consistency and gaps, and engaging in additional communication with them, when necessary, to obtain clarifications or additional information.

We sent requests for certification to 109 suppliers who we believed, based on the product component survey process for 2018, may have supplied components containing 3TG that were used by Hexcel in the manufacture of the Covered Products, and communicated further on several occasions with suppliers that did not respond. Of those suppliers, 75 responded that the component(s) supplied did not contain any 3TG necessary to the functionality of such component(s); 17 were determined to have provided items (e.g., tools used in the manufacture of products) that were not incorporated in Hexcel products; 15 responded that the components supplied contained or may contain 3TG necessary to the functionality of such components; and two were non-responsive. We surveyed the 15 suppliers who responded that the components supplied contained or may contain 3TG necessary to the functionality of such components using CMRTs, and received responses from all but one supplier. We directed several follow-up communications to the non-responsive supplier. The sole supplier of the bronze mesh containing tin for our Lightning Strike Products (representing approximately 17% of Hexcel’s total spend on components containing 3TG necessary to the functionality of such components) responded that 100% of the 3TG originated from recycled or scrap sources, and three component suppliers for the Finished Interiors (representing approximately 11% of Hexcel’s total spend on components containing 3TG necessary to the functionality of such components) responded that 100% of the 3TG contained in the components supplied were either not sourced from any Covered Country or were sourced from a smelter listed as “conformant” in RMI’s Standard Smelters and Refiners List.. For the remaining respondents, the source countries or smelters for some or all of the 3TG in their supply chain were unknown.

Accordingly, we do not currently have sufficient information from our suppliers to determine with certainty the country of origin of all of the 3TG used in the Covered Products, or to identify all of the facilities used to process those 3TG. Therefore, we cannot exclude the possibility that some of these 3TG may have originated in the Covered Countries.

4.	Due Diligence Program

For 2018, Hexcel utilized due diligence measures based on the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition), and the related supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”). The following is a discussion of Hexcel’s due diligence efforts:

Establish Strong Company Management Systems

Hexcel’s management system includes a cross-functional team, with members from our Sourcing and Product Stewardship groups and our Law Department (the “Conflict Minerals Team”). The Conflict Minerals Team is responsible for implementing Hexcel’s conflict minerals compliance program, is led by Hexcel’s Vice President, Global Sourcing and is overseen by Hexcel management. Hexcel management is briefed about the results of the Conflict Minerals Team’s progress and due diligence efforts on a periodic basis.

In accordance with the OECD Guidance calling for the strengthening of engagement with suppliers, we have, as noted above, utilized certifications, an explanation of the Conflict Minerals Rule, and CMRTs to obtain information relating to 3TG sourcing from our relevant suppliers. We believe that these measures have assisted our suppliers in understanding Hexcel’s expectations. We have established a documentation and record maintenance procedure to ensure the retention of relevant documentation in an electronic database.

Hexcel has adopted a statement on Conflict Minerals, to communicate to the public and Hexcel’s supply chain our intention to support the social goals underlying the Conflict Minerals Rule. The statement is available at: https://investors.hexcel.com/sustainability/our-social-commitment/default.aspx and is attached to this report as Appendix A. Additionally, our Sourcing group continues to integrate provisions related to the requirements of the Conflict Minerals Rule into new supply agreements or renewals of existing supply agreements during the course of negotiations.

Finally, Hexcel has established a confidential Ethics Hotline via ComplianceLine. ComplianceLine is available to all Hexcel employees, as well as concerned individuals outside of Hexcel. Among other things, ComplianceLine may be used to address issues in connection with our Conflict Minerals diligence and reporting process. The toll-free number for ComplianceLine is 1-888-203-9066.

Identify and Assess Risk in the Supply Chain

Our direct suppliers of components containing 3TG provided us with information about the source of 3TG contained in their components, including, in some instances, the sourcing of material from smelters listed as “conformant” in RMI’s Standard Smelters and Refiners List. We assess supplier risk based on our assessment of the completeness, credibility and consistency of the information the suppliers provide to us.

Design and Implement a Strategy to Respond to Identified Risks

If Hexcel becomes aware of a supplier whose supply chain includes 3TG that is obtained from non-conflict free sources, and the supplier does not demonstrate good faith, substantive efforts to source 3TG used in its components from non-conflict fee sources, Hexcel will reassess product design or its relationship with the supplier.

If suppliers did not provide information as requested, or the data provided did not appear to be reliable, the Conflict Minerals Team engaged with the supplier to obtain the necessary clarification.

Carry Out Independent Third-Party Audits of the Supply Chain Due Diligence

We have relied on information provided by some of our suppliers regarding those smelters or refiners that have been audited in accordance with RMI’s Responsible Minerals Assurance Process (“RMAP”) and have been identified as “conformant” in RMI’s Standard Smelters and Refiners List.

Report on Supply Chain Due Diligence

Hexcel has filed with the Securities and Exchange Commission a Specialized Disclosure Report on Form SD, which includes, as an exhibit, this Conflict Minerals Report. The Form SD is publicly available in the Investor Relations section of Hexcel’s website at https://investors.hexcel.com/sustainability/our-social-commitment/default.aspx.

5.	Additional Compliance Measures to Reduce Risks

We intend to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the necessary 3TG contained in Hexcel’s products finance or benefit armed groups in the Covered Countries:

(i)	sourcing from suppliers that share our values regarding respect for human rights, integrity and environmental responsibility;

(ii)	continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain;

(iii)	encouraging suppliers to implement responsible sourcing from smelters and refiners identified as conformant in RMI’s Standard Smelters and Refiners List; and

(iv)	continuing to conduct and report annually on supply chain due diligence for the applicable 3TG.

Appendix A

Hexcel’s Conflict Minerals Statement

Conflict Minerals

Hexcel Corporation (“Hexcel”) is subject to U.S. Securities and Exchange Commission (the “SEC”) regulations requiring publicly traded companies to report annually to the SEC with regard to conflict minerals that are necessary to the functionality or production of their products (the “Conflict Minerals Rule”). The SEC adopted the Conflict Minerals Rule to comply with provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. These provisions were designed to address humanitarian concerns that the exploitation and trade of conflict minerals originating in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) is helping to finance conflict characterized by extreme levels of violence. “Conflict Minerals” include gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives (tin, tantalum, or tungsten).

Our Commitment

Hexcel is committed to complying fully with the SEC’s Conflict Minerals reporting requirements. To that end, we work with applicable suppliers to perform the necessary due diligence on Conflict Minerals in our supply chain and products. We have designed our due diligence program in accordance with the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Expectations of Suppliers

Hexcel expects that applicable suppliers will cooperate with its due diligence efforts in support of our Conflict Minerals commitment and otherwise assist us in complying with the Conflict Minerals Rule.  If a supplier to Hexcel is unwilling to support us in our Conflict Minerals program efforts, we may take remediation steps, up to and including alternative sourcing arrangements.  Hexcel expects that its suppliers will:

  establish a supplier Conflict Minerals policy consistent with this Conflict Minerals Statement, implement management systems to support compliance with their policy, and require their suppliers of any tier to take the same steps;
  undertake reasonable due diligence within their supply chains to assure that Conflict Minerals are being sourced only from mines and smelters outside the Covered Countries or mines and smelters which have been certified by an independent third party as conflict— free if sourced within the Covered Countries; and
  complete Hexcel’s Conflict Minerals survey, identifying products they sell to Hexcel that contain Conflict Minerals and the smelters that provided the Conflict Minerals, and provide any other diligence requests to Hexcel, in a timely manner.